E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

June 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Nasreen Mohammed, Suying Li, Rucha Pandit, Mara Ransom

Re:	Hong Kong Pharma Digital Technology Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 14, 2024
CIK No. 0002007702

Ladies and Gentlemen:

We hereby submit the responses of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 6, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Risks Related to Doing Business in Hong Kong, page 5

1.	We note your response to prior comment 5 and reissue it. In this regard, we still note your statements here and on page 35 that "the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong (emphasis added)." Additionally, we note your representation on page 11 that "it is possible that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong in the future (emphasis added)." Please revise your disclosure here and elsewhere as appropriate to affirmatively clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, as advised by Beijing Deheng Law Offices, our People's Republic of China (the “PRC”) legal counsel, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law. The laws listed in Annex III of the Basic Law shall be applied locally by way of promulgation or legislation by Hong Kong. The Basic Law expressly provides that the national laws of the PRC, which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. For more detailed discussion, please see our disclosure on pages 11 and 39 of the Amendment No. 2.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

Therefore, at this moment, the legal risks associated with operating in China, would not apply to operations in Hong Kong directly. The discussion in the Risk Factors only highlights “potential” risks which “may” occur in the future should there be any change in related policies. Thus, we believe it would be misleading if the relevant disclosures are to be amended according to the above comment by the Staff. We respectfully advise the Staff that we believe the current disclosures reflect the current conditions and risks accurately.

Transfer of Cash Through Our Organization, page 10

2.	We note your response to prior comment 7. Please revise here to explicitly clarify whether any dividends, or distributions have been made to U.S. investors to date. In this regard, although we note your response that "no dividends or distributions have been made by any of our HK Subsidiaries or Hong Kong Pharma to date, including to any U.S. investors," your disclosure is silent on this point.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure under Transfer of Cash Through Our Organization to explicitly state that “no dividends or distributions have been made by any of our HK Subsidiaries or Hong Kong Pharma to date, including to any U.S. investors”.

Risk Factors

Certain customers contributed to a significant percentage of our total revenue . . ., page 23

3.	We note your response to prior comment 13 and reissue it in part. Please file your agreements with CaiNiao as exhibits to the registration statement or, alternatively, tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K. In this regard, we note that you have filed summaries of the material terms of your agreements rather than filing the agreements themselves.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have filed our agreements with CaiNiao as exhibits to the Amendment No. 2.

Compensation of Directors and Officers, page 98

4.	Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 101. Refer to Item 7.B. of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have updated the numbers for the fiscal year ended March 31, 2024 in the section titled “Compensation of Directors and Officers”. The related party transaction part will be updated together with our audited financial statements for the year ended March 31, 2024 in our next round of registration statement filing on Form F-1.

Consolidated Financial Statements, page F-1

5.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that our audited financial statements for the fiscal year ended March 31, 2024 will be included in our next round of registration statement filing on Form F-1. We have included the Item 8.A.4 representations as an exhibit to the registration statement.

PG. 3

Note 3 - Significant Accounting Policies

Revenue Recognition , page F-10

6.	We note your response to prior comment 22 and reissue the comment in part. Please discuss your policy for returns, refunds, and other similar obligations. Refer to paragraph 119(d) of IFRS 15.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the revenue recognition part in Note 3 to give a detailed description of return or refund obligations with respect to our two revenue streams.

Note 5 - Key Sources of Estimation Uncertainty

Allowance for expected credit losses, page F-20

7.	We note your response to prior comment 23 and reissue the comment in part. You state that “in general, if a receivable’s ageing is more than 1 year, it is very possible to be uncollectable or with certain disputes. As such, the management will examine all balances longer than 1 year and distinguish which are in special events to be not collectable.” Please explain how your policy complies with the current expected credit loss model in IFRS 9, where it is not necessary for a credit event to have occurred before credit losses are recorded. Please discuss the judgements, assumptions and estimates utilized in determining the expected credit loss for each period.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we added the methodology under the “Allowance for expected credit loss” heading in Note 5 to explain how the Company calculates the allowance for expected credit loss.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Lap Sun Wong, Chief Executive Officer of Hong Kong Pharma Digital Technology Holdings Limited at +852 2618-9289.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Lap Sun Wong, Hong Kong Pharma Digital Technology Holdings Limited